April 26, 2019

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:     Acceleration Request –
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
File No. 333-224078
Registrant: Allstate Life Insurance Company of New York
Principal Underwriter: Allstate Distributors, L.L.C.

Members of the Commission:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, acceleration of the above-referenced Post-Effective Amendment No. 1 to Registration Statement on Form S-1 is hereby requested to April 29, 2019.

Please direct any questions or comments to Angela K. Fontana at 847-402-9365. Thank you.

Very truly yours,

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
ALLSTATE DISTRIBUTORS, L.L.C.

/s/Angela K. Fontana
Angela K. Fontana
Vice President, General Counsel and Secretary